Exhibit 99.1

NOVA MINERALS

KUSKOKON
PROFESSIONAL
SERVICES

Interim Report 2025

www.novaminerals.com.au

Corporate Directory

Directors

Richard Beazley	Independent Chairman
Christopher Gerteisen	CEO & Executive Director
Louie Simens	Executive Director
Craig Bentley	Director of Finance & Compliance
Avi Geller	Non-Executive Director

Company Secretary

Ian Pamensky

Chief Financial Officer

Michael Melamed

Registered Office and Domicile

Main Operations:
Whiskey Bravo Airstrip
Matanuska-Susitna Borough,
Alaska, USA
1150 S Colony Way Suite 3-440,
Palmer, AK 99645

Corporate:
Suite 5
242 Hawthorn Road
Caulfield VIC 3161 Australia

Telephone: +61 3 9537 1238

Internet: http://www.novaminerals.com.au

Share Registry

Automic Group
Level 5
126 Phillip Street
Sydney NSW 2000
Australia

Auditors

RSM Australia Partners
Level 27, 120 Collins Street
Melbourne VIC 3000
Australia

Lawyers

QR Lawyers
Level 6, 400 Collins Street
Melbourne VIC 3000
Australia

Bankers

Westpac
ANZ Bank
Northrim Bank (Alaska)

Concurrently developing a tier one gold asset and securing U.S. domestic antimony supply

ASX: NVA | NASDAQ: NVA | FRA: QM3

About Nova Minerals

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world's largest gold mines and discoveries including, Barrick's Donlin Creek Gold Project and Kinross Gold Corporation's Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Contents

Highlights	3
Review of Operations	4
Directors' Report	13
Auditors Independence Declaration	15
Financial Statements	16
Notes to the Financial Statements	22
Director's Declaration	34
Independent Auditor's Report	35

Nova Minerals Ltd | Interim Report 2025 2

Highlights – Concurrently developing a tier one gold asset and securing U.S. domestic antimony supply

Highly targeted resource and extensional drill program completed at RPM

More world class, thick, high-grade intercepts reported at RPM North including 29m @ 7.1 g/t Au from surface

Extensive surface sampling exploration program focusing on gold and antimony undertaken across the claim block comprising 511 soil samples, 225 rock samples, and 5 tons of bulk sample material

Stibium surface assays revealed an antimony-gold rich zone 800m x 400m with results up to 56.7% Sb and 141 g/t Au

U.S. grants for antimony applied for and advancing

Successfully listed on the NASDAQ with ticker code NVA

Sold Snow Lake for US$6.73M (A$10.85M) and debt free following Nebari conversion in early January 2025

Nova Minerals Ltd | Interim Report 2025 3

Review of Operations

US NASDAQ Listing Completed

On 24 July 2024 Nova announced that it had successfully completed its US listing on the NASDAQ under the symbol NVA, along with an associated US$3.3M (AUD$4.9M) capital raising, which was followed up by a further NASDAQ raising of US$2.4M (AUD$3.5M) on 26 September 2024, before deducting underwriting discounts and offering expenses.

RPM Resource and Extensional Drill Program Completed

During the 1st half of the 2025 financial year, Nova undertook a highly targeted 21 hole reverse cycle (RC) drill program in the RPM starter pit area (Figure 2) using the Company owned drill rig. The primary objective of the shallow drilling program, which was conducted on a new pad (Pad 24-1) located between the 2 previous RPM North pads (pad 1 and Pad 23-1), was to prove up near surface mineralization <50m in depth in support of the RPM starter mine PFS currently underway.

The 2024 infill and step-out drill program extended the high-grade core zone at RPM North to surface with over 20 significant broad intercepts grading > 5 g/t Au and a high of 52.7 g/t Au. All holes ended in mineralization with significant results including (Figure 1):

○	RPMRC-24005

■	43m @ 4.4 g/t Au from 2m including;
■	23m @ 7.3 g/t Au from 2m
■	13m @ 10.7 g/t Au from 2m
■	2m @ 39.2 g/t Au from 13m

○	RPMRC-24008

■	45m @ 3.4 g/t Au from surface including;
■	31m @ 4.7 g/t Au from 3m
■	8m @ 10.5 g/t Au from 22m

○	RPMRC-24016

■	39m @ 5.4 g/t Au from surface including;
■	25m @ 8.2 g/t Au from surface
■	20m @ 10.2 g/t Au from 5m
■	12m @ 15.3 g/t Au from 12m
■	11m @ 16.4 g/t Au from 12m

○	RPMRC-24017

■	29m @ 7.1 g/t Au from surface including;
■	22m @ 9.4 g/t Au from surface
■	6m @ 19.9 g/t Au from 16m
■	3m @ 32.2 g/t Au from 17m
■	2m @ 52.7 g/t Au from 19m

○	RPMRC-24020

■	28m @ 4.5 g/t Au from surface including;
■	23m @ 5.3 g/t Au from 5m
■	6m @ 14.3 g/t Au from 11m
■	3m @ 25.0 g/t Au from 14m

Nova Minerals Ltd | Interim Report 2025 4

These results prove high-grade gold mineralization greater than 2 g/t Au extend to surface above the current Measured (180,000 oz @ 4.1 g/t Au) and Measured and Indicated (340,000 oz @ 2.3 g/t) high-grade core within the existing RPM North resource area. In the central core zone where the intrusive unit is thick and continuous the deposit remains wide open with further significant resource upside potential, up-dip, down-dip, and throughout the intrusive, particularly to the South which remains largely untested by drilling.

Figure 1. 3D Vrify model looking at RPM North with 2024 drill result highlights

1km
0.9 km
RPM South
6 km
RPM North
RPM Starter Pit Area
RPM Valley
Geological indications show all 3 areas are potentially genetically linked

Figure 2. RPM area showing potential RPM starter pit

Nova Minerals Ltd | Interim Report 2025 5

The secondary objective of the shallow 2024 drill program was to extend drilling to the South and Southwest of the current RPM North resource to begin to test a potential link with the RPM Valley zone situated approximately 150m to the Southwest (Figure 2). Highly prospective mineralized intrusive rocks have been observed in this area in recent geological mapping and confirmed with anomalous surface sample results. The results returned from holes RPMRC-24001 to RPMRC -24004 as shown below indicate that the RPM North deposit remains wide open to the South-Southwest and is potentially connected to the RPM Valley zone. This warrants further follow-up diamond drilling to test the considerable resource upside potential.

○	RPMRC-24001

■	24m @ 0.6 g/t Au from 6m

○	RPMRC-24002

■	45m @ 0.6 g/t Au from 3m including;
■	20m @ 1.1 g/t Au from 25m
■	12m @ 1.5 g/t Au from 26m

○	RPMRC-24003

■	25m @ 0.5 g/t Au from 17m

○	RPMRC-24004

■	31m @ 0.6 g/t Au from 3m

New Gold and Antimony Discoveries from the 2024 Surface Exploration Program

During the 2024 field season Nova’s Head of Exploration, Mr Hans Hoffman, undertook another extensive surface exploration mapping and sampling program across the entire Estelle Project focused on gold and antimony and comprising of 511 soil samples, 225 rock samples, and 5 tons of bulk sample material. This program resulted in a number of significant new discoveries of both gold and antimony including:

●	High-grade antimony (Sb) and gold discovered in outcrop at the Styx prospect, with grades up to 54.1% Sb and 9.8 g/t Au (Figure 5).
●	The previously identified high-grade gold mineralization zone at Muddy Creek has been extended by a further 400m to 800m in length now with 6 rock samples > 10 g/t Au and 8 soil samples > 2 g/t Au and a high of 128.5 g/t Au. Muddy Creek is considered to be one of the most impressive gold anomalies on the claim block to date (Figure 5).
●	Rock and soil samples for both antimony and gold collected at the Stibium prospect identified an 800m long by 400m wide antimony-gold rich zone with antimony results of up to 56.7% Sb and 11 samples > 30% Sb, and gold results up to 141 g/t Au and 7 samples > 20 g/t Au. (Figures 3 and 4).
●	Rock samples from the Wombat prospect revealed exceptionally high-grade gold in quartz veins with 7 rock samples > 2 g/t Au and a high of 360 g/t Au (Figure 5).
●	Surface sampling in the RPM Regional area identified further high-grade RPM style gold with 20 rock samples > 1 g/t Au and a high of 52.3 g/t Au, along with glacial debris lobe till sampling averaging 1.1 g/t Au over 1.7km (Figure 5).

Nova Minerals Ltd | Interim Report 2025 6

400m
800m
Proposed Stibium access road
33%
43% 46%
35%
35%
57%
55%
33%
46%
55%
19%
56%
19%
4%
61%
2%
2%
3%
Korbel
Stibium
Wombat
West Wing
Stoney
Muddy Creek
Styx
Train
RPM
Rocks - Sb_ppm
0 - 250
250 - 500
500 - 750
750 - 1000
1000 - 5000
> 5000
Soils - Sb_ppm
0 - 250
250 -500
500 - 750
750 - 1000
1000 - 5000
> 5000
Soils - Sb_ppm
Band 1 (Gray)
5,000
100
Proposed Drilling
Stibium Access
NOVA MINERALS
Antimony
Stibium - 2024
0 100 200 m
Figure:

Figure 3. Stibium antimony soils heat map highlighting resource drill targets

Nova Minerals Ltd | Interim Report 2025 7

400m
800m
Proposed Stibium access road
34.8
141.0
42.8
22.3
64.7
29.1
62.3
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
RPM
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
> 20
Soils - Au_ppm
0 - 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1
1 - 2
2 - 25.6
Soils - Au_ppm
Band 1 (Gray)
2
0
Proposed Drilling
Stibium Access
NOVA MINERALS
Gold
Stibium - 2024
0 100 200 m
Figure:

Figure 4. Stibium gold soils heat map highlighting resource drill targets

Nova Minerals Ltd | Interim Report 2025 8

Styx
5.5 g/t Au
6.6 g/t Au
9.8 g/t Au
2.8 g/t Au
21.7% Sb
19.0% Sb
54.1% Sb
20.7% Sb
Styx
46.2 g/t Au
42.1 g/t Au
27.3 g/t Au
93.2 g/t Au
127.5 g/t Au
Discovery
76.8 g/t Au
90.5 g/t Au
65.6 g/t Au
Muddy Creek
38.2 g/t Au
51.8 g/t Au
75.5 g/t Au
24.6 g/t Au
33.9 g/t Au
43.6 g/t Au
128.5 g/t Au
22.3 g/t Au
Muddy Creek
Wombat
298 g/t Au
360 g/t Au
93.2 g/t Au
24.2 g/t Au
15.2 g/t Au, 3% Cu
Wombat
RPM North
RPM South
RPM Valley
1.7 km
RPM Regional

Figure 5. High-grade rock and soil samples discovered in 2024 at the Styx, Muddy Creek, Wombat and RPM Regional areas

Dual Commodity Focus – Gold and Antimony in Alaska

With the discovery of the rare critical mineral antimony, for which the U.S. currently has no domestic supply and which China recently banned all exports of, on numerous prospects across the Estelle claim blocks last year, and followed up by further high grade discoveries in this year’s surface sampling program as well, especially at the Styx and Stibium prospects, Nova’s vision is to now develop Estelle’s gold assets into a tier one globally significant gold producer and to concurrently develop the projects antimony assets to help secure a U.S. domestic supply chain for antimony from mining to a refined product. To achieve this vision the Company is both progressing the RPM Pre-Feasibility Study (PFS) for a starter mine at RPM and an updated scoping level study for the Estelle wide project including Korbel, as well as advancing potential U.S. government grants to progress the antimony assets with the aim to produce antimony product late in 2025 or early 2026. Nova was a first mover in recognizing the potential value of its antimony assets and has developed strong relationships with both State and Federal government departments and is now advanced in the U.S. government grants process.

Nova Minerals Ltd | Interim Report 2025 9

Estelle Project - Gold and Antimony in Alaska

District Scale 514km^2 with Gold and Antimony Assets within the One U.S. Project

Antimony-Gold prospect
Priority Antimony-Gold area
Gold prospect
Priority Gold area
Stibium
Korbel
RPM
Styx

Estelle Antimony Assets

- 7 antimony-gold prospects
- High-grade surface samples up to 60.5% Sb & 20 samples > 20% Sb
- Stibium 800m x 400m antimony rich zone identified for resource drilling in 2025
- US grant applications for antimony development progressing
- Targeting near term production, subject to U.S. Dept of Defense funding
- Nova looking to secure a U.S. domestic supply chain for antimony – Mining to refining

Estelle Gold Assets

- 4 large gold deposits, high-grade and bulk tonnage, all from surface and remain open
- 9.9 Moz Au JORC global resource (ASX compliant)[1]
- 5.2 Moz Au US$2,000 oz pit constrained S-K 1300 resource[1]
- Thick high-grade drill results - RPM-005 400m @ 3.5 g/t Au, incl. 132m @ 10.1 g/t Au, from surface
- High-grade surface samples up to 1,290 g/t Au
- Over 20 gold prospects at varying stages of advancement
- Development optionality with scope and scale to increase significantly – RPM starter mine / Large scale full Estelle project

1 Economic pit constrained resource compliant to JORC and S-K 1300 standards. Refer to Appendix 1

ASX Announcements: Gold: 11 October 2021 & 20 November 2023
Antimony: 10 October 2023, 20 November & 5 December 2024

Figure 6. Estelle’s gold and antimony assets

Estelle Antimony Assets – From Mining to Refined Product

Fully Secured and Integrated U.S. Domestic Antimony Supply Chain Based in Alaska

NOVA MINERALS

Estelle Project
Estelle Project Mines
Concentrator for Refinery Feedstock
Feedstock from existing mines
Feedstock from historical reclamations
Out of state feedstock
West Susitna Access Road Commencing construction in 2025
Land freight
Rail freight
Central Refinery
Port Mackenzie
Anchorage
Sea freight
Air freight
Future export potential
Beaufort Sea
ALASKA
YUKON
Gulf of Alaska

Figure 7. Nova’s antimony vision – From mining to a refined product in Alaska

Sale of Snow Lake Resources Ltd

On 31 December 2024 Nova sold its entire investment of 6.6 million shares in Snow Lake Resources realizing US$6.73M (A$10.85M) in gross proceeds, or US$6.53M (A$10.5M) net of sale costs. These proceeds were recorded as a receivable awaiting settlement in the statement of financial position as at 31 December 2024.

Nova Minerals Ltd | Interim Report 2025 10

US NASDAQ Warrants Conversion Proceeds

During the half year to 31 December 2024 Nova received approximately US$0.79m ($A1.21M) in proceeds from the conversion of US NASDAQ listed warrants. Subsequent to the reporting date the Company has also received a further ~ US$0.83M (A$1.34M) in NASDAQ warrants conversion proceeds.

Significant Subsequent Events

Receipt of Snow Lake Share Sale Proceeds

On 3 January 2025 the Company received the net cash proceeds of $10.5M from the sale of the Snow Lake shares which were recorded in the statement of financial position as a receivable as at 31 December 2024.

Conversion of Nebari Convertible Loan

On 8 January 2025 Nebari Gold Fund 1, LLP converted the full outstanding balance of the Nebari convertible loan note of US$5.42M (A$8.75M) into ordinary shares in the Company at A$0.25c per share in accordance with the terms of the Nebari Note, which was approved by shareholders at the Company’s Annual General Meeting held on 14 November 2024. With the conversion, which resulted in the Company issuing Nebari with 35,007,644 shares on 13 January 2025, the Company is now debt free and funded to progress its gold and antimony assets.

2025 Financial Year Next Steps

With a strengthened balance sheet, including a significant cash balance of ~US$9.9 million (~A$15.9 million), after the receipt of the Snow Lake share sale proceeds and the proceeds from additional Nasdaq warrant conversions in early January 2025, and no debt, advanced progress with its U.S. grant applications for antimony, and five drill rigs (four diamond and one RC) parked on site at the Whiskey Bravo Camp, Nova is looking forward to another highly exciting exploration program in 2025 for both gold and antimony as we continue to advance the project towards production to potentially become a significant supplier of both minerals in the near to medium term.

While the scale and exact nature of the 2025 program is still to be finalized, it will primarily consist of targeted drill programs at RPM to further grow the existing resource and expand drilling along the ridgeline to the North and in the glacial till in the valley which has shown promising surface samples, and at Stibium to define a maiden antimony and gold resource.

In addition to the drill program, 2025 potential catalysts include:

●	Potential U.S. grants for antimony
●	Mine and infrastructure permitting
●	Technical project studies
●	Resource update, gold and antimony
●	Pre-Feasibility Study
●	Metallurgical test work ongoing
●	Environmental test work ongoing

●	West Susitna access road update

Nova Minerals Ltd | Interim Report 2025 11

SOLOY
HELICOPTERS

Financial Report

Directors' Report	13
Auditors Independence Declaration	15
Consolidated Statement of Comprehensive Income	18
Consolidated Statement of Financial Position	19
Consolidated Statement of Changes in Equity	20
Consolidated Statement of Cash Flows	21
Notes to the Financial Statements	22
Director's Declaration	34
Independent Auditor's Report	35

Nova Minerals Ltd | Interim Report 2025 12

Directors’ Report

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Nova Minerals Limited (referred to hereafter as the ‘company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the half-year ended 31 December 2024.

Directors

The following persons were directors of Nova Minerals Limited during the whole of the financial half-year and up to the date of this report, unless otherwise stated:

Richard Beazley (Appointed 24 July 2024)

Christopher Gerteisen

Louie Simens

Craig Bentley

Avi Geller

Rodrigo Capel Pasqua (Resigned 12 November 2024)

Principal Activities

During the financial half-year the principal continuing activities of the consolidated entity consisted of exploration for and evaluation of mineral deposits.

Dividends

There were no dividends paid, recommended, or declared during the current or previous financial half-year.

Significant Changes in the State of Affairs

There were no other significant changes in the state of affairs of the consolidated entity during the financial half-year.

Matters Subsequent to the End of the Financial Half-Year

The following events have occurred subsequent to the period end:

●	As included in the review of operations section of this report above, the Company’s 2024 exploration mapping and sampling program confirmed high grade soil samples at the Stibium prospect in mid January 2025 with 35 gold soil samples > 1 g/t Au and a high of 25.6 g/t Au, and 10 antimony soil samples > 0.1% Sb with a high of 2.8% Sb. Further high grade gold surface samples were also discovered at the Wombat prospect in quartz veining with 7 rock samples > 2 g/t Au and a high of 360 g/t Au in late January 2025. In early February 2025 the Company also announced the results from the surface samples collected in the regional RPM area with 20 rock samples > 1 g/t Au and a high of 52.3 g/t Au, along with glacial debris lobe till sampling averaging 1.1 g/t Au over 1.7km.

●	Subsequent to the reporting date the Company received a further ~ US$0.83M (A$1.34M) in NASDAQ warrants conversion proceeds.

●	On 3 January 2025 the Company received the net cash proceeds of $10.5M from the sale of the Snow Lake shares which were recorded in the statement of financial position as a receivable as at 31 December 2024.

●	On 8 January 2025 Nebari Gold Fund 1, LLP converted the full outstanding balance of the Nebari convertible loan note of US$5.42M (A$8.75M) into ordinary shares in the Company at A$0.25c per share in accordance with the terms of the Nebari Note, which was approved by shareholders at the Company’s Annual General Meeting held on 14 November 2024. With the conversion, which resulted in the Company issuing Nebari with 35,007,644 shares on 13 January 2025, the Company is now debt free and funded to progress its gold and antimony assets.

Nova Minerals Ltd | Interim Report 2025 13

No other matter or circumstance has arisen since 31 December 2024 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Auditor’s Independence Declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report.

This report is made in accordance with a resolution of directors, pursuant to section 306(3)(a) of the Corporations Act 2001.

On behalf of the directors

Richard Beazley
Chairman

12 March 2025

Nova Minerals Ltd | Interim Report 2025 14

Auditor’s Independence Declaration

AUDITOR’S INDEPENDENCE DECLARATION

As lead auditor for the review of the financial report of Nova Minerals Limited and its controlled entities for the half year ended 31 December 2024, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

(i)	the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii)	any applicable code of professional conduct in relation to the review.

RSM AUSTRALIA PARTNERS

A L WHITTINGHAM
Partner

Date: 12 March 2025 Melbourne, Victoria

Nova Minerals Ltd | Interim Report 2025 15

Financial Statements

Consolidated Statement of Financial Position 19

Consolidated Statement of Changes in Equity 20

Consolidated Statement of Cash Flows 21

Notes to the Financial Statements 22

Director’s Declaration 34

Independent Auditor’s Report 35

Nova Minerals Ltd | Interim Report 2025 16

General information

The financial statements cover Nova Minerals Limited as a consolidated entity consisting of Nova Minerals Limited and the entities it controlled at the end of, or during, the half-year. The financial statements are presented in Australian dollars, which is Nova Minerals Limited’s functional and presentation currency.

Nova Minerals Limited is a listed public company limited by shares, incorporated, and domiciled in Australia. Its registered office and principal place of business is:

Suite 5

242 Hawthorn Road

Caulfield Victoria 3161

Australia

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors.

Nova Minerals Ltd | Interim Report 2025 17

Consolidated Statement of Profit or Loss

and Other Comprehensive Income

For the Half-Year Ended 31 December 2024

		Consolidated
	Note	31 December 2024	31 December 2023
		$	$
Revenue
Other income
Foreign exchange movement on financial liability	9	(373,786)	(35,932)
Interest income		22,404	173,536
Fair value loss on investments	6	(127,768)	(450,646)
Gain from sale of investments	5	6,934,776	51,464
(loss)/Gain on derivative liabilities	9	(4,904,252)	28,967
Foreign exchange (loss)/gain		3,433,371	(1,549,439)
Impairment of Snow Lake Resources	5	(3,211,587)	(4,663,083)
Share of profits of associate accounted for using equity method		-	(862,231)
Total revenue		1,773,158	(7,307,364)

Expenses
Administration expenses		(2,877,538)	(1,240,671)
Contractors & consultants		(1,144,221)	(256,609)
Share based payments	17	1,261,489	(96,655)
Sale of investment costs	5	(325,339)	-
Amortisation of financial liability	3	(324,962)	55,192
Finance costs	3	(327,324)	(348,433)
Total expenses		(3,737,895)	(1,887,176)

Loss before income tax expense		(1,964,737)	(9,194,540)

Income tax expense		-	-

Loss after income tax expense for the half-year		(1,964,737)	(9,194,540)

Other comprehensive income/(loss)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		3,245,220	(1,542,897)

Other comprehensive income/(loss) for the half-year, net of tax		3,245,220	(1,542,897)

Total comprehensive income/(loss) for the half-year		1,280,483	(10,737,437)

Loss for the half-year is attributable to:
Non-controlling interest		(41,972)	(51,229)
Owners of Nova Minerals Limited		(1,922,765)	(9,143,311)

		(1,964,737)	(9,194,540)

Total comprehensive income/(loss) for the half-year is attributable to:
Non-controlling interest		456,780	(286,168)
Owners of Nova Minerals Limited		823,703	(10,451,269)

		1,280,483	(10,737,437)

		Cents	Cents

Basic earnings per share	16	(0.75)	(4.34)
Diluted earnings per share	16	(0.75)	(4.34)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Nova Minerals Ltd | Interim Report 2025 18

Consolidated Statement of Financial Position

For the Half-Year Ended 31 December 2024

		Consolidated
	Note	31 December 2024	30 June 2024
		$	$
Assets

Current assets
Cash and cash equivalents		4,085,606	3,149,909
Trade and other receivables	4	10,613,173	328,794
Total current assets		14,698,779	3,478,703

Non-current assets
Investment in associate	5	-	7,104,167
Other financial assets at fair value through profit or loss	6	1,876,848	1,929,321
Property, plant and equipment	7	2,508,247	2,616,080
Exploration and evaluation	8	101,356,406	92,117,750
Total non-current assets		105,741,501	103,767,318

Total assets		120,440,280	107,246,021

Liabilities

Current liabilities
Trade and other payables		735,522	1,804,042
Convertible notes	9	6,852,514	1,405,990
Total current liabilities		7,588,036	3,210,032

Non-current liabilities
Convertible notes	9	5,808,733	5,652,257
Total non-current liabilities		5,808,733	5,652,257

Total liabilities		13,396,769	8,862,289

Net assets		107,043,511	98,383,732

Equity
Issued capital	10	152,432,465	143,972,570
Foreign currency reserves		6,675,482	3,928,914
Share based-payment reserves	11	7,981,298	9,061,897
Accumulated losses		(68,190,899)	(66,268,134)
Equity attributable to the owners of Nova Minerals Limited		98,898,346	90,695,247
Non-controlling interest	12	8,145,165	7,688,485

Total equity		107,043,511	98,383,732

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Nova Minerals Ltd | Interim Report 2025 19

Consolidated Statement of Changes in Equity

For the Half-Year Ended 31 December 2024

		Share based	Foreign		Non-
	Issued	payments	currency	Accumulated	controlling	Total
	capital	reserves	reserves	losses	interest	equity
Consolidated	$	$	$	$	$	$

Balance at 1 July 2023	142,986,671	8,726,228	3,875,305	(49,985,023)	7,786,784	113,389,965

Loss after income tax expense for the half-year	-	-	-	(9,143,311)	(51,229)	(9,194,540)
Other comprehensive income/(loss) for the half-year, net of tax	-	-	(1,307,958)	-	(234,939)	(1,542,897)

Total comprehensive income/(loss) for the half-year	-	-	(1,307,958)	(9,143,311)	(286,168)	(10,737,437)

Transactions with owners in their capacity as owners:
Share options expense for period	-	401,582	-	-	-	401,582
Performance rights granted	-	(304,927)	-	-	-	(304,927)

Balance at 31 December 2023	142,986,671	8,822,883	2,567,347	(59,128,334)	7,500,616	102,749,183

		Share based	Foreign		Non-
	Issued	payments	currency	Accumulated	controlling	Total
	capital	reserves	reserves	losses	interest	equity
Consolidated	$	$	$	$	$	$

Balance at 1 July 2024	143,972,570	9,061,897	3,928,914	(66,268,134)	7,688,485	98,383,732

Loss after income tax expense for the half-year	-	-	-	(1,922,765)	(41,972)	(1,964,737)
Other comprehensive income/(loss) for the half-year, net of tax	-	-	2,746,568	-	498,652	3,245,220

Total comprehensive income/(loss) for the half-year	-	-	2,746,568	(1,922,765)	456,680	1,280,483

Transactions with owners in their capacity as owners:
Issue of shares for cash (note 10)	8,472,091	-	-	-	-	8,472,091
Exercise of options (note 10)	1,250,083	-	-	-	-	1,250,083
Shares issued for services	323,395	-	-	-	-	323,395
Share issue costs (note 17)	(1,404,784)	-	-	-	-	(1,404,784)
Broker options (note 17)	(180,890)	180,890	-	-	-	-
Options expense (note 17)	-	(1,261,489)	-	-	-	(1,261,489)

Balance at 31 December 2024	152,432,465	7,981,298	6,675,482	(68,190,899)	8,145,165	107,043,511

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Nova Minerals Ltd | Interim Report 2025 20

Consolidated Statement of Cash Flows

For the Half-Year Ended 31 December 2024

		Consolidated
	Note	31 December 2024	31 December 2023
		$	$

Cash flows from operating activities
Payments to suppliers and employees (inclusive of GST)		(4,022,008)	(1,152,842)
Interest received		22,404	173,535
Finance charges		(326,930)	(293,049)

Net cash used in operating activities		(4,326,534)	(1,272,356)

Cash flows from investing activities
Payments for property, plant and equipment		(51,223)	(237,829)
Payments for exploration and evaluation		(3,424,302)	(10,523,508)
Convertible note in Asra Minerals Limited		-	125,000
Payments to acquire investments		-	(1,071,058)
Proceeds from disposal of Investments		-	51,464

Net cash used in investing activities		(3,475,525)	(11,655,931)

Cash flows from financing activities
Proceeds from issue of shares		8,472,963	-
Capital Raising Costs		(1,337,535)	-
Proceeds from exercise of options and warrants		1,214,464	-
Proceeds from borrowings		100,000	-

Net cash from financing activities		8,449,892	-

Net increase/(decrease) in cash and cash equivalents		647,833	(12,928,287)
Cash and cash equivalents at the beginning of the financial half-year		3,149,909	19,240,707
Effects of exchange rate changes on cash and cash equivalents		287,864	(84,191)

Cash and cash equivalents at the end of the financial half-year		4,085,606	6,228,229

Nova Minerals Ltd | Interim Report 2025 21

Notes to the Financial Statements

Note 1: Material Accounting Policies 23
Note 2: Operating Segments 23
Note 3: Expenses 24
Note 4: Trade and Other Receivables 24
Note 5: Investment in Associate 24
Note 6: Other Financial Assets 25
Note 7: Property, Plant and Equipment 25
Note 8: Exploration and Evaluation 26
Note 9: Convertible Note 27
Note 10: Issued Capital 28
Note 11: Share Based-Payment Reserves 28
Note 12: Non-Controlling Interest 29
Note 13: Fair Value Measurements 29
Note 14: Contingent Liabilities 30
Note 15: Events After the Reporting Period 30
Note 16: Earnings/(Loss) Per Share 31
Note 17: Share-Based Payments 31

Nova Minerals Ltd | Interim Report 2025 22

Notes to the Consolidated Financial Statements

For the Half-Year Ended 31 December 2024

Note 1. Material Accounting Policies

These general purpose financial statements for the interim half-year reporting period ended 31 December 2024 have been prepared in accordance with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2024 and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Note 2. Operating Segments

Operating segment information is disclosed on the same basis as information used for internal reporting purposes by the Board of Directors.

At regular intervals, the board is provided management information for the Company’s cash position, the carrying values of exploration permits and Company cash forecast for the next twelve months of operation. On this basis, the board considers the consolidated entity operates in one segment being exploration of minerals and two geographical areas, being Australia and United States.

For the December 2023 period the Canadian assets relate to the investment in associate and the exploration asset as been eliminated due to the deconsolidation.

Geographical information

	Interest income		Geographical non-current assets
	31 December 2024	31 December 2023	31 December 2024	30 June 2024
	$	$	$	$

Australia	22,404	173,290	383,305	511,073
Canada	-	-	-	7,104,167
United States	-	246	105,358,196	96,152,078

	22,404	173,536	105,741,501	103,767,318

Nova Minerals Ltd | Interim Report 2025 23

Note 3. Expenses

	Consolidated
	31 December 2024	31 December 2023
	$	$

Loss before income tax includes the following specific expenses:

Depreciation	263,003	255,811
Superannuation	459	554

	263,462	256,365

Corporate and consultants	1,144,221	256,609

Finance costs
Finance charges	327,324	348,433
Amortisation of financial liability	324,962	(55,192)

Finance costs expensed	652,286	293,241

Note 4. Trade and Other Receivables

	Consolidated
	31 December 2024	30 June 2024
	$	$

Current assets
Other receivable	-	104,868
Share sale proceeds awaiting settlement (note 5 & (1))	10,502,017	-
	10,502,017	104,868

Prepayments	81,077	288,987
GST receivable/(payable)	30,079	(65,061)

	10,613,173	328,794

(1)	The $10,502,017 represents the proceeds awaiting settlement for the 6,600,000 Snow Lake Resources shares which were sold

Note 5. Investment in Associate

	Consolidated
	31 December 2024	30 June 2024
	$	$
Non-current assets
Investment in Snow Lake Resources	-	7,104,167

Reconciliation
Reconciliation of the carrying amounts at the beginning and end of the current and previous financial half-year are set out below:

Opening carrying amount	7,104,167	16,767,507
Gain on sale of Snow Lake Resources investment	6,934,776	-
Disposal of Snow Lake Resources investment	(10,502,017)	-
Share of Snow Lake Resources loss for period	-	(1,975,595)
Impairment of investment in Snow Lake Resources	(3,211,587)	(7,687,745)
Sale of investment costs	(325,339)	-
Closing carrying amount	-	7,104,167

As of 31 December 2024, Nova Minerals owns 0% of Snow Lake Resources due to the sale of 6,600,000 shares during the period.

Nova Minerals Ltd | Interim Report 2025 24

Note 6. Other Financial Assets

	Consolidated
	31 December 2024	30 June 2024
	$	$

Non-current assets
Investments in Asra Minerals Limited at fair value	383,305	511,073
Investment in Alaska Asia Clean Energy Corp at fair value	205,887	205,887
Loans granted to related parties	62,226	62,226
Loan to Alaska Asia Clean Energy Corp	1,225,430	1,150,135

	1,876,848	1,929,321

	Consolidated
	31 December 2024	30 June 2024
	$	$

Reconciliation Investments at fair value
Reconciliation of the carrying amounts at the beginning and end of the current and previous financial year are set out below:
Opening balance	716,960	1,425,911
Addition
Asra Minerals Shares	-	125,000
AX8 Shares	-	51,464
Disposal
AX8 shares
Gain on disposal	-	(51,464)
Movement in fair value	-	-
Asra Minerals Shares	(127, 768)	(787,443)
Asra Minerals ASROB options	-	(46,508)

Closing fair value	589,192	716,960

The Investment in Asra Minerals Limited comprises shares and options held by the group measured at fair value. The group shareholding in Asra Minerals comprises 5.52% ownership.

Note 7. Property, Plant and Equipment

	Consolidated
	31 December 2024	30 June 2024
	$	$

Non-current assets
Plant and equipment - at cost	4,643,268	4,385,521
Less: Accumulated depreciation	(2,135,021)	(1,769,441)

	2,508,247	2,616,080

Nova Minerals Ltd | Interim Report 2025 25

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial half-year are set out below:

	Consolidated
	31 December 2024	30 June 2024
	$	$

Opening balance	2,616,080	3,025,170
Additions	11,822	176,113
Foreign exchange movement	143,378	7,182
Depreciation expense	(263,033)	(592,385)

Closing balance	2,508,247	2,616,080

All property plant and equipment stated under the historical cost convention

Note 8. Exploration and Evaluation

	Consolidated
	31 December 2024	30 June 2024
	$	$

Non-current assets
Exploration and evaluation expenditure	101,356,406	92,117,750

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial half-year are set out below:

	Consolidated
	31 December 2024	30 June 2024
	$	$

Opening balance	92,117,750	81,070,075
Additions	3,216,828	10,974,263
Revaluation due to foreign exchange	6,021,828	73,312

Closing balance	101,356,406	92,117,650

Nova Minerals Ltd | Interim Report 2025 26

Note 9. Convertible Note

	Consolidated
	31 December 2024	30 June 2024
	$	$

Current liabilities
Financial Derivative Liability	5,922,664	384,500
Financial Liability	929,850	1,021,490

	6,852,514	1,405,990

Non-current liabilities
Financial Liability	5,808,733	5,652,257

	12,661,247	7,058,247

Reconciliations

Reconciliation of convertible note since 30 June 2024 to the 31 December 2024 is set out below:

	31 December 2024	30 June 2024
	$	$
The initial recognition of the financial liability and derivative was:
Financial Derivative Liability	384,500	250,921
Financial Liability	6,673,747	6,281,411
	7,058,247	6,532,332

Movement
Loss/(Gain) on financial derivative	4,904,252	(624,654)
Amortization of financial liability	324,962	577,961
Financial liability movement	-	428,333
Foreign exchange movement	373,786	226,908
Option fee	-	(82,633)

	12,661,247	7,058,247

On September 19, 2024, Nova entered into a Variation Agreement (the “September 2024 Variation Agreement”) with Nebari to amend certain terms of the Nebari loan facility. The terms of the September 2024 Variation Agreement which were approved by shareholders at the Annual General Meeting of the Company held on November 14, 2024, are that Nova have the option (but not the obligation) to extend the repayment date of the facility by 12 months to November 29 2026, and the conversion price of the facility was reduced to A$0.25. On December 20 2024, Nova gave notice to take up the option to extend the repayment date of the facility to November 29, 2026. In addition, the September 2024 Variation Agreement provides that the financial covenant under the convertible loan facility requiring Nova to maintain a minimum month-end consolidated cash balance of at least US$2,000,000 was reduced to A$1,000,000.

Due to the extension of the term on the loan facility, reduction financial covenant and conversion price it was determined to be a substantial modification, in accordance with AASB 9 (IFRS 9), resulting in the previous financial instruments associated to being extinguished and a new financial instrument being recognized at fair value.

Nova Minerals Ltd | Interim Report 2025 27

Note 10. Issued Capital

	Consolidated
	31 December 2024	31 December 2024	30 June 2024	30 June 2024
	Shares	$	Shares	$

Issued capital	278,943,573	160,392,165	215,056,881	150,346,596
Share issue costs	-	(7,959,700)	-	(6,374,026)

	278,943,573	152,432,465	215,056,881	143,972,570

	31 December 2024	31 December 2024	30 June 2024	30 June 2024
Ordinary share - issued and fully paid	No	$	No	$

At the beginning of the period	215,056,881	143,972,570	210,889,961	142,986,671
- Contributions of equity	56,880,000	8,472,091	4,166,669	1,000,005
- Shares issued on conversion of options	5,414,220	1,250,083	251	176
- Shares issued for services rendered	1,592,472	323,395	-	-
- Share issue costs - share based payments note 17	-	(180,890)	-	-
- Share issue costs - cash payments	-	(1,404,784)	-	(14,282)

Closing balance	278,943,573	152,432,465	215,056,881	143,972,570

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Capital Risk Management

The consolidated entity’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

Note 11. Share-Based Payment Reserves

	Consolidated
	31 December 2024	30 June 2024
	$	$

Share based payment reserve	7,981,298	9,061,897

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and directors as part of their remuneration, and other parties as part of their compensation for services.

Nova Minerals Ltd | Interim Report 2025 28

Movements in reserves

Movements in each class of reserve during the current financial half-year are set out below:

	31 December 2024	30 June 2024
Consolidated	$	$

Opening balance	9,061,897	8,726,228
Options expense in period (note 17)	(1,261,489)	798,798
Performance expense in period (note 17)	-	(463,129)
Broker Options (note 17)	180,890	-

Balance at 31 December 2024	7,981,298	9,061,897

Note 12. Non-Controlling Interest

	Consolidated
	31 December 2024	30 June 2024
	$	$

Issued capital	7,357,911	7,357,911
Reserves	1,191,675	693,023
Accumulated losses	(404,421)	(362,449)

	8,145,165	7,688,485

As of the 31 December 2024 the non-controlling interest is 15% (June 2024: 15%) equity holding in AKCM Pty Ltd.

Note 13. Fair Value Measurements

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

	Level 1	Level 2	Level 3	Total
Consolidated - 31 December 2024	$	$	$	$

Assets
Investments at fair value	383,305	205,887	-	589,192
Total assets	383,305	205,887	-	589,192

Liabilities
Financial Derivative Liability	5,922,664	-	-	5,922,664
Total liabilities	5,922,664	-	-	5,922,664

Nova Minerals Ltd | Interim Report 2025 29

	Level 1	Level 2	Level 3	Total
Consolidated - 30 June 2024	$	$	$	$

Assets
Investments at fair value	511,073	205,887	-	716,960
Total assets	511,073	205,887	-	716,960

Liabilities
Financial Derivative Liability	384,500	-	-	384,500
Total liabilities	384,500	-	-	384,500

Valuation Techniques

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Derivative financial instruments have been valued using quoted market rates.

This valuation technique maximizes the use of observable market data where it is available and relies as little as possible on entity specific estimates.

Note 14. Contingent Liabilities

There are no contingent liabilities that the consolidated entity has become aware of at 31 December 2024 and 30 June 2024.

Note 15. Events After the Reporting Period

●	The Company announced high grade soil samples at the Stibium prospect with 35 gold soil samples > 1 g/t Au and a high of 25.6 g/t Au, and 10 antimony soil samples > 0.1% Sb with a high of 2.8% Sb.

●	The Company announced further high grade gold surface samples were also discovered at the Wombat prospect in quartz veining with 7 rock samples > 2 g/t Au and a high of 360 g/t Au.

●	The Company announced the results from the surface samples collected in the regional RPM area with 20 rock samples > 1 g/t Au and a high of 52.3 g/t Au, along with glacial debris lobe till sampling averaging 1.1 g/t Au over 1.7km.

●	The Company announced that it had received a further ~ US$0.83M (A$1.34M) in NASDAQ warrants conversion proceeds.

●	On 3 January 2025 the Company received the net cash proceeds of $10.5 million from the sale of the Snow Lake shares which were recorded in the statement of financial position as a receivable as at 31 December 2024.

●	The Company announced that Nebari Gold Fund 1, LLP converted the full outstanding balance of the Nebari convertible loan note of US$5.42M (A$8.75M) into ordinary shares in the Company at A$0.25c per share in accordance with the terms of the Nebari Note, which was approved by shareholders at the Company’s Annual General Meeting held on 14 November 2024. With the conversion, which resulted in the Company issuing Nebari with 35,007,644 shares on 13 January 2025, the Company is now debt free and funded to progress its gold and antimony assets.

Nova Minerals Ltd | Interim Report 2025 30

Note 16. Earnings/(Loss) Per Share

	Consolidated
	31 December 2024	31 December 2023
	$	$

Loss after income tax	(1,964,737)	(9,194,540)
Non-controlling interest	41,972	51,229

Loss after income tax	(1,922,765)	(9,143,311)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	256,293,766	210,889,961
Weighted average number of ordinary shares used in calculating diluted earnings per share	256,293,766	210,889,961

	Cents	Cents

Basic earnings per share	(0.75)	(4.34)
Diluted earnings per share	(0.75)	(4.34)

-	As of the 31 December 2023 there were 30,154,335 outstanding unlisted options that would be included in the diluted calculation.
-	As of the 31 December 2024 there were 38,744,282 outstanding unlisted options that would be included in the diluted calculation.

Note 17. Share-Based Payments

From time to time, the Group provides Incentive Options and Performance Rights to officers, employees, consultants, and other key advisors as part of remuneration and incentive arrangements. The number of options or rights granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required. During the period the following share-based payments have been recognised:

Share-based payments

During the period, the following share-based payments have been granted:

	Consolidated
	31 December 2024	31 December 2023
	$	$

Recognised in profit & loss :
Director options (1)	(867,273)	276,088
Consultant options (1)	(394,216)	125,494
Total options granted	(1,261,489)	401,582

Performance rights granted	-	(304,927)

Total	(1,261,489)	96,655

Nova Minerals Ltd | Interim Report 2025 31

	Consolidated
	31 December 2024	31 December 2023
	$	$

Recognised in equity:
Broker Options on or before 25 July 2028 (2)	112,792	-
Broker Options on or before 24 September 2029 (3)	68,098	-

	180,890	-

Options Expense

For the options granted during the current financial half-year, the valuation model inputs used to determine the fair value at the grant date, are as follows:

During the period, the directors reassessed the valuation of the options in light of the vesting conditions and determined that a revaluation was necessary

Recognised in equity:

	2. Broker Options	3. Broker Options

Recognised in	Equity	Equity
Grant date	24/07/2024	24/09/2024
Number of options issued	1,425,000 (23,750 Nasdaq equivalent)	1,419,000 (23,650 Nasdaq equivalent)
Expiry date	25/07/2028	25/03/2029
Vesting date	24/07/2024	24/09/2024
Share price at grant date	6.92(USD)	5(USD)
Exercise Price	10.37 (USD)	9.80 (USD)
Expected Volatility	85%	85%
Risk-Free Interest Rate	4.12%	3.49%
Trinomial step	200	200
Early exercise factor	2	2
Underlying fair value at grant date	2.85 (USD)	1.97 (USD)
Fair Value	74,386 (USD)	23,650 (USD)
Fair Value	112,792 (AUD)	68,098 (AUD)

Nova Minerals Ltd | Interim Report 2025 32

Option Movement 31 December 2024

Set out below are movements in options on issue over ordinary shares of Nova Minerals Limited during the 31 December 2024 half year period:

Exercise period	Exercise price	Beginning balance	Issued	Exercised	Lapsed	Total

On or before 30 November 2025	1.20	8,250,000	-	-	-	8,250,000
On or before 30 November 2024	1.10	13,614,264	-	-	(13,614,264)	-
On or before 16 January 2026	0.91	1,714,286	-	-	-	1,714,286
On or before 30 June 2025	1.00	216	-	-	-	216
On or before 25 July 2029 (Quoted in the USA) *	7.50	-	31,350,000	(5,414,220)	-	25,935,780
On or before 25 July 2028 (Unquoted in USA) *	10.37	-	1,425,000	-	-	1,425,000
On or before 24 September 2029 (Unquoted in USA) *	9.80	-	1,419,000	-	-	1,419,000
Total	-	23,578,766	34,194,000	(5,414,220)	(13,614,264)	38,744,282

* Nasdaq options are quoted on a 60 to 1 basis

Nova Minerals Ltd | Interim Report 2025 33

Director’s Declaration

In the directors’ opinion:

●	the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

●	the attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 31 December 2024 and of its performance for the financial half-year ended on that date; and

●	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

Richard Beazley
Chairman

12 March 2025

Nova Minerals Ltd | Interim Report 2025 34

Independent Auditor’s Report

INDEPENDENT AUDITOR’S REVIEW REPORT

To the Members of Nova Minerals Limited

Conclusion

We have reviewed the accompanying half-year financial report of Nova Minerals Limited and its controlled entities which comprises the consolidated statement of financial position as at 31 December 2024, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, notes comprising a summary of material accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half-year.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Nova Minerals Limited and its controlled entities is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2024 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

Basis for Conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the Company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Nova Minerals Limited and its controlled entities, would be in the same terms if given to the directors as at the time of this auditor’s review report.

Nova Minerals Ltd | Interim Report 2025 35

Responsibility of the Directors’ for the Financial Report

The directors of Nova Minerals Limited and its controlled entities are responsible for the preparation of the half- year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility for the Review of the Financial Report

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2024 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

RSM AUSTRALIA PARTNERS

A L WHITTINGHAM

Partner

Date: 12 March 2025 Melbourne, Victoria

Nova Minerals Ltd | Interim Report 2025 36

NOVA MINERALS

Main Operations:
Whiskey Bravo Airstrip
Matanuska-Susitna Borough,
Alaska, USA
1150 S Colony Way Suite 3-440,
Palmer, AK 99645

Corporate:
Suite 5
242 Hawthorn Road,
Caulfield VIC 3161 Australia

Telephone: +61 3 9537 1238
www.novaminerals.com.au